BY HAND AND BY EDGAR
November 21, 2008
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.
Washington, D.C. 20549

Re:	Aircastle Limited
Form 10-K for the fiscal year ended December 31, 2007
Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008
File No. 1-32959

Dear Mr. Decker:
Aircastle Limited, a Bermuda company (the “Company”), hereby responds to the comments (the “Comments”) of the staff (the “Staff”) set forth in the Staff’s letter dated November 6, 2008 (the “Comment Letter”) in relation to the Company’s above-referenced Form 10-K and Forms 10-Q’s.
Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
Financial Statements
Consolidated Statements of Cash Flows, page F-5
1.	We note your response to prior comment 1 from our letter dated September 26, 2008. We appreciate the additional information you have provided us with regard to the reclassifications and misstatements related to your maintenance payments and security deposits within your statements of cash flows. We have the following additional comments.
•	We note that you have attempted to differentiate between the reclassifications and misstatements of your maintenance payments and security deposits within your statements of cash flows. Given that the reclassifications and misstatements both relate to your maintenance payments and security deposit accounts and their related accounting within your statements of cash flow, we believe that you should identify and discuss these corrections in a single comprehensive manner. However, we will not object

Aircastle Limited
November 21, 2008

if you separately identify the issues as a reclassification and misstatement as set forth in your response letter.
The Company respectfully advises the Staff that our disclosure of the reclassification and misstatement has been identified separately in our December 31, 2007 Annual Report on Form 10-K/A, our March 31, 2008 Quarterly Report on Form 10-Q/A and our June 30, 2008 Quarterly Report on Form 10-Q/A that we filed with the SEC on November 17, 2008.
•	We note your belief that correcting the misstatements does not constitute a material change to the Company’s consolidated financial statements that would require a restatement of the December 31, 2007 Annual Report on Form 10-K or the March 31, 2008 or June 30, 2008 Quarterly Reports on Form 10-Q. However, we note that the misstatements materially decrease your cash flows from operations for each period presented in your analysis. Further, we do not believe your qualitative assessment under SAB 99 overcomes our belief that these quantitatively material errors warrant restatement. Please file an amendment to your December 31, 2007 Form 10-K as well as your March 31, 2008 and June 30, 2008 Forms 10-Q. Ensure that these filings include certifications that are currently dated and refer to the appropriate forms (e.g. Form 10-K/A or Form 10-Q/A). Please include the financial statement disclosures required by paragraphs 25 and 26 of SFAS 154, as well as a clear description of the misstatement. With regard to your Form 10-K/A, please make arrangements with your auditor to present an explanatory paragraph in the auditor’s opinion that refers to the restatement. Additionally, please address the need to re-evaluate your previous assessments regarding the effectiveness of your disclosure controls and procedures and internal controls over financial reporting as of each report date.
The Company respectfully advises the Staff that we filed on November 17, 2008 restated consolidated financial statements in our December 31, 2007 Annual Report on Form 10-K/A, March 31, 2008 Quarterly Report on Form 10-Q/A and June 30, 2008 Quarterly Report on Form 10-Q/A. These filings included certifications that are currently dated and referenced to the appropriate forms. Ernst & Young LLP has presented an explanatory paragraph in their opinion that refers to the restatement. These filings include the required financial statement disclosures in accordance with SFAS 154 along with a clear description of the misstatement. Management re-evaluated its previous assessments of the effectiveness of disclosure controls and procedures and internal controls over financial reporting as of each reporting date and provided such disclosure in the amended filings.
•	Please note an Item 4.02 Form 8-K should be filed within four business days after you conclude that any previously issued financial statements should no longer be relied upon because of an error in such financial statements. See also Question 1 of our FAQ Current Report on Form 8-K dated November 23, 2004.
The Company respectfully advises the Staff that we filed an Item 4.02 Form 8-K on November 7, 2008.
•	Your proposed footnote in Exhibit 2 states that you revised the presentation in your consolidated statements of cash flows to reflect cash flows from security deposits and

Aircastle Limited
November 21, 2008

maintenance payments as financing activities “to conform to another acceptable presentation under SFAS 95.” While we will not object to your identifying this change as a reclassification, we have not concluded that your original classification of these cash flows within operating activities was appropriate under SFAS 95. Please note, however, that we would not object if you disclosed that you revised your presentation of security deposits and maintenance payments “to better reflect the nature of the security deposits and maintenance payment activities,” or other similarly worded disclosure.
The Company respectfully advises the Staff that we revised our disclosure in the December 31, 2007 Annual Report on Form 10-K/A, March 31, 2008 Quarterly Report on Form 10-Q/A and June 30, 2008 Quarterly Report on Form 10-Q/A that we filed with the SEC on November 17, 2008 to indicate that the revised presentation of maintenance deposits and security deposits in financing activities was “to better reflect the nature of the maintenance payments and security deposit activities.”
•	We note some apparent inconsistencies in the amounts presented in your responses and amounts presented within your financial statements. Please ensure that the amounts identified as reclassifications and misstatements are thoroughly reviewed for consistency with amounts previously reported in your historical financial statements. We note several of those instances as follows:
•	In Exhibit 1 you indicate that $8,814 of maintenance payments were recognized in earnings for the three months ended June 30, 2008, while Note 3 to your June 30, 2008 Form 10-Q indicates that only $4,142 of maintenance payments were recognized in earnings for the three and six months ended June 30, 2008. In Exhibit 3, you include a $3,322 reconciling item to cash provided by operating activities related to your security deposits and maintenance payments revenue for the six months ended June 30, 2008.
•	There appear to be differences in amounts presented in your September 18, 2008 response and your October 30, 2008 response.
The Company respectfully advises the Staff that the amounts identified as reclassifications and misstatements have been thoroughly reviewed for consistency with amounts previously reported in our historical financial statements, and we have ensured that these amounts present fairly our historical financial statements.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Aircastle Limited
November 21, 2008

Please contact the undersigned at 203-504-1880 should you require further information or have any questions.
Very truly yours,
/s/ Michael J. Inglese
Michael J. Inglese
Chief Financial Officer
Aircastle Limited